UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037075

NO ACT
P.E 3-28-02
1-10176

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

April 10, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/10/2002

William J. Quinlan, Jr.
McDermott, Will & Emery
227 West Monroe Street
Chicago, IL 60606-5096

Re: MFN Financial Corp.

Dear Mr. Quinlan:

This is in regard to your letter dated March 28, 2002 concerning the shareholder proposal submitted by Kendall Johnson for inclusion in MFN Financial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the company was acquired in a merger approved by MFN Financial's shareholders on January 22, 2002 and that the company therefore withdraws its December 28, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Kendall J. Johnson
2903 N. Moor Sr.
Rockford, IL 61109

CRGH

A Partnership Including
Professional Corporations
227 West Monroe Street
Chicago, IL 60606-5096
312-372-2000
Facsimile 312-984-3669
www.mwe.com

William J. Quinlan Jr.
Attorney at Law
bquinlan@mwe.com
312-984-7568

Boston
Chicago
London
Los Angeles
Miami
Moscow
New York
Orange County
Silicon Valley
Vilnius
Washington, D.C.

MCDERMOTT, WILL & EMERY

March 28, 2002

BY FACSIMILE AND MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Keir D. Gumbs

Re: MFN Financial Corp.
<u>No-Action Letter Request</u>

Ladies and Gentlemen:

Previously, MFN Financial Corp. (the "Company") sent you a no-action letter request in connection with an annual meeting shareholder proposal. This letter advises you that on March 8, 2002, the Company was acquired in a merger approved by its stockholders at a Special Meeting held on January 22, 2002. The annual meeting shareholder proposal and the Company's no-action letter request are therefore moot and we hereby request that the Company's no-action letter request be withdrawn.

By copy of this letter, we are so advising the proponent of the shareholder proposal.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,

William J. Quinlan, Jr.

WJQ:bjs
cc: Kendall Johnson
Mark Dapier

CHI99 3889894-1.053644.0075

MFN

FINANCIAL CORPORATION

MARK E. DAPIER
EXECUTIVE VICE PRESIDENT,
CHIEF ADMINISTRATIVE OFFICER,
GENERAL COUNSEL. AND SECRETARY

December 28, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MFN Financial Corporation (the "Company")

Ladies and Gentlemen:

On November 26, 2001, the Company received a proxy proposal from Kendall J. Johnson, a copy of which is attached hereto. On December 3, 2001, the Company sent a response to Mr. Johnson stating that Mr. Johnson's proposal did not meet the eligibility and procedural requirements of Rule 14a-8 of the Rules and Regulations of the Securities Exchange Act of 1934, as amended, a copy of which is attached hereto. The Company received a response from Mr. Johnson on December 14, 2001, a copy of which is also attached hereto. Pursuant to Rule 14a-8, the Company is hereby seeking to exclude the proposal from proxy statement for the next regularly scheduled annual meeting since Mr. Johnson's response did not include a written statement from the "record" holder of his common stock, verifying that, at the time the letter was sent, he continuously held at least $2,000 in market value, or 1% of the Company's outstanding common stock for at least one year. The statement from NatCity Investments, Inc. only states that Mr. Johnson held 381 shares at the end of December 2000. The power of attorney from Marvin Franzen attached to Mr. Johnson's response appears to only give Mr. Johnson power to sell Mr. Franzen's stock pursuant to a routine trading account. It does not appear that Mr. Johnson has the authority to vote those shares. Similarly, the other letters attached to Mr. Johnson's response do not indicate that Mr. Johnson has the power and authority to dispose of and to vote the shares referenced therein.

In addition, Mr. Johnson's proxy proposal does not satisfy the substantive requirement of Rule 14a-8(i) for the following reasons:

1. Personal Grievance; Special Interest. Mr. Johnson's proxy proposal requests that the Company extend the expiration date of the Company's Series A Warrants by one year, to March 23, 2003. Mr. Johnson is a warrant holder. This is designed to benefit the Series A warrant holders of the Company, not the Company's stockholders. In fact, extending the expiration date of the Series A warrants potentially dilutes other stockholders.

2. Absence of Power/Authority. The Warrant Agreement governing the Series A warrants, the expiration date of which Mr. Johnson's would like extended, may only be amended by the approval of a majority of the outstanding warrants of each series of warrants (A, B and C), voting separately as three classes.

3. Management Functions. Mr. Johnson's proxy proposal deals with matters related to the Company's ordinary business operations and relationship with its warrant holders.

As such, please confirm that the Company is not required to include Mr. Johnson's proposal in the Company's definitive proxy statement in connection with its next regularly scheduled meeting. If you have any questions, please contact me at (847) 295-8600 x 109.

Sincerely,

Mark E. Dapier
Executive Vice President and
General Counsel

Enclosures

cc: Kendall J. Johnson

MFN

FINANCIAL CORPORATION

MARK E. DAPIER
EXECUTIVE VICE PRESIDENT,
CHIEF ADMINISTRATIVE OFFICER,
GENERAL COUNSEL, AND SECRETARY

December 3, 2001

VIA FACSIMILE AND MAIL (815-397-1049)

Mr. Kendall J. Johnson
2903 N. Moor Drive
Rockford, IL 61109

Re: Letter Dated November 26, 2001

Dear Mr. Johnson:

MFN Financial Corporation (the "Company") is in receipt of your letter dated November 26, 2001, regarding your "proxy proposal". While the Company does not believe your proposal is substantively proper for inclusion in a proxy statement, the Company is obliged pursuant of Rule 14a-8 of the Rules and Regulations of the Securities Exchange Act of 1934, as amended, to indicate to you certain procedural and eligibility deficiencies. Specifically, your letter does not contain the following:

(1) A written statement indicating the number of shares of Company common stock you hold; and

(2) A written statement from the "record" holder of your Company common stock , verifying that at the time your letter was sent, you continuously held at least $2,000 in market value, or 1% of the company's outstanding common stock for at least one year; and

(3) A written statement that you intend to continue to hold the securities through the date of the meeting of stockholders.

Please also confirm if you are requesting that the proposal contained in your letter be submitted to the stockholders of the Company at the next regularly scheduled annual meeting of stockholders.

Pursuant to Rule 14a-8, your response to this letter must be postmarked, or transmitted electronically, within 14 days from the date you receive this letter.

Sincerely,

Mark E. Dapier
Executive Vice President, General Counsel
and Secretary

MED/jr

NOV 30 2001

MFN Financial Corporation
100 Field Drive
Lake Forest, Il. 60045
Attention: Mr. Mark Dapier
Secretary and General Counsel

Nov. 26, 2001

Fax # 847-295-8785

RECEIVED
JAN 03 2012
369

From: Kendall J. Johnson- Shareholder
2903 N. Moor Dr.
Rockford, Il 61109
Home # 815-399-2355
Fax # 815-397-1049

Dear Mr. Dapier,

As per my telephone call today, I have the following Proxy Proposal.

That MFN Financial Corporation, should extend the expiration date, of MFN "A" Warrants, by one year, to March 23, 2003.

The reasoning for said proxy is as follows: The "A" Warrants have only traded on a over- the- counter basis, and not on a major stock exchange. Since the stock of MFN and the "A" Warrants have not traded on a major exchange, the true market value or worth of either has not been revealed. The agreement with the shareholders, the lenders, and the company in Bankruptcy Court, did not state, that the company stock and warrants, would never trade in an open manner, on a major exchange.

Extending the "A" Warrants would not be dilutive, to the company shareholders, since the exercise price of $15.34 would be higher than the November 23, 2001, closing price of $9.43, or the company book value of $13.92 as per the September 30, 2001- 3rd Quarter Report filed with the SEC.

This is respectfully submitted by, Kendall J Johnson, Shareholder.

Kendall J. Johnson
11/26/2001

KENDALL Rockford, Illinois 61109
(815) 397-~~1005~~ 1049

DATE 11/26/2001

NUMBER 847 295-8785

TO MR. MARK DAPIER - SEC

FROM KENDALL JOHNSON

COVER PLUS 1 PAGES

TO:
MR MARK DAPIER - GENERAL COUNSEL
SECRETARY

12/14/01

MFN FINANCIAL
100 FIELD DR. STE 340
LAKE FOREST, IL 60045
Phone (847) 295-8785 FAX
Bus # 847 295-8600

RE: YOUR LETTER DEC. 3, 2001

FROM: KENDALL JOHNSON
2903 N. MOOR DR
ROCKFORD, IL 61109
Home (815) 399-2355
FAX (815) 397- 1049
FAX (815) 397-1049

DEAR MR. DAPIER,

FIND ENCLOSED 3 WRITTEN STATEMENTS OF STOCK HELD IN THE COMPANY.

FIND ENCLOSED 3 STATEMENTS OF INTENT TO HOLD SAID STOCK THRU DATE, OF MEETING, OF STOCKHOLDERS.

FIND ENCLOSED COPY OF POWER OF ATTORNEY FOR KENDALL J. JOHNSON FOR MARVIN G. FRANZEN STOCK ACCOUNT

FIND ENCLOSED 3 RECORD HOLDER LETTERS.

ALSO CONFIRMATIONS OF PROPOSAL SUBMISSION AT NEXT REGULAR ANNUAL MEETING

Marvin G. Franzen
2026 Sandy Hollow Rd.
Rockford, Il 61109

Dec. 9, 2001

TO WHOM: IT MAY CONCERN:

I, Marvin G. Franzen, do hereby request and authorize that Kendall J. Johnson , be allowed access to any information, regarding my NAT CITY INVESTMENT Account, in regards to any stock, or warrants, of MFN Financial Corporation. Symbols of said stock is MFNF, and the Warrant symbols are MFNFL, MFNFW, and MFNFZ.

The account number of said account is hereby attached.

I also, authorize NAT CITY INVESTMENTS, to write any letters of proof, of said investments in MFN Financial,, that Mr. Johnson would require to satisfy proxy verifications, or other necessary matters, that would lend support, either by number of shares, duration of ownership, or continuation of ownership, that are required by Mr. Johnson. Mr. Johnson is to be given all assistance that he requires, in these matters concerning MFN Financial. I am, of like mind, with Mr. Kendall Johnson, and lend our support to any endeavor, that would extend the "A" Warrants, for a term of one more year, or that would get this Stock listed on a major Stock Exchange, like the NASDAQ.

Mr. Johnson's address is as follows: Kendall J. Johnson
2903 N. Moor Dr
Rockford, Il. 61109

My home phone is 815-399-0103. I need Mr. Johnson to help, in these important matters. I have held 1,200 shares of MFNF, for over one year, now. The value of which, has always been over $2,000.00 in the last two years, and I plan on continuing to hold these stocks and warrants, until the next regular scheduled annual meeting of the stockholders. PROXY PROPOSAL IS FOR SUBMISSION TO SHAREHOLDERS AT NEXT REGULARLY SCHEDULED ANNUAL MEETING OF SHAREHOLDERS. MF.

Sincerely,

Marvin G Franzen

Marvin G. Franzen

2 {initials}

PRIVATE INVESTMENT ADVISORS

December 11, 2001

Marvin G. Franzen
(Fax #815/397-1049)
2026 Sandy Hollow Rd.
Rockford, IL 61109

Re: NatCity Brokerage Account, #ZK08 3348-2998

Dear Marvin:

Please accept the following, as per your request for verification as to whether you continuously held at least $2,000.00 in market value of MFN Financial Corp. (MFNF) from 11/26/2000 through 11/26/2001.

As of 7/31/2000 through the present date of 12/11/2001, NatCity currently shows that you hold 1,200 shares of MFNF.

Therefore, based upon a held position of 1,200 shares and Pricing History Reports, you did continuously hold for the one year time period stated, 11/26/2000 – 11/26/2001, at least $2,000.00 in market value.

Please feel free to contact me if you have any further questions or concerns.

Sincerely,

Julie L. Borg

Julie L. Borg
Registered Sales Assistant
NatCity Investments

NatCity Investments, Inc. | 325 North Milwaukee Avenue, Libertyville, Illinois 60048
TEL 1.800.955.3621 | FAX 847.918.4425

73-0000-27 (Rev 10-00)

STERLING | PRIVATE CLIENT GROUP | NATCITY INVESTMENTS

PRIVATE INVESTMENT ADVISORS

December 11, 2001

William L. Lorentzen & Karen R. Lorentzen
(Fax #815/397-1049)
c/o TK Group, Inc.
Stewart Square
308 W. State St. Suite 250
Rockford, IL 61101

Re: NatCity Brokerage Account, #ZK18 5163-9741

Dear Mr. & Mrs. Lorentzen:

Please accept the following, as per your request for verification as to whether you continuously held at least $2,000.00 in market value of MFN Financial Corp. (MFNF) from 11/26/2000 through 11/26/2001.

As of 3/21/2000 through the present date of 12/11/2001, NatCity currently shows that you hold 700 shares of MFNF.

Therefore, based upon a held position of 700 shares and Pricing History Reports, you did continuously hold for the one year time period stated, 11/26/2000 - 11/26/2001, at least $2,000.00 in market value.

Please feel free to contact me if you have any further questions or concerns.

Sincerely,

Julie L. Borg

Julie L. Borg
Registered Sales Assistant
NatCity Investments

NatCity Investments, Inc. | 325 North Milwaukee Avenue, Libertyville, Illinois 60048
TEL 1.800.955.3621 | FAX 847.918.4425

FROM: William L. Lorentzen & Karen R. Lorentzen
c/o TK Group, Inc.
Stewart Square
308 W. State St. Suite 250
Rockford, Il 61101

Dec. 9, 2001

TO WHOM IT MAY CONCERN:

We, William L. Lorentzen and Karen R. Lorentzen, do hereby request and authorize that Kendall J. Johnson , be allowed access to any information, regarding my NAT CITY INVESTMENT Account, in regards to any stock, or warrants, of MFN Financial Corporation. Symbols of said stock is MFNF, and the Warrant symbols are MFNFL, MFNFW, and MFNFZ.

The account number of said account is hereby attached.

We also, authorize NAT CITY INVESTMENTS, to write any letters of proof, of said investments in MFN Financial,, that Mr. Johnson would require to satisfy proxy verifications, or other necessary matters, that would lend support, either by number of shares, duration of ownership, or continuation of ownership, that are required by Mr. Johnson. Mr. Johnson is to be given all assistance that he requires, in these matters concerning MFN Financial. We are of like mind, with Mr Kendall Johnson, and lend our support to any endeavor, that would extend the "A" Warrants, for a term of one more year, or that would get this Stock listed on a major Stock Exchange, like the NASDAQ.

Mr. Johnson's address is as follows. Kendall J. Johnson
2903 N. Moor Dr
Rockford, IL 61109

Our home phone is 226-1981, but call our cell phone 218-1023. We are on the road 11 months out the year, and we need Mr. Johnson to help, in these important matters. We have held 700 shares of MFNF, for over one year, now. The value of which, has always been over $2000.00 in the last 2 years, and we plan on continuing to hold these stocks and warrants, until the next regular scheduled annual meeting of the stockholders. PROXY PROPOSAL IS FOR SUBMISSION TO SHAREHOLDERS, AT NEXT REGULARY SCHEDULED ANNUAL MEETING OF SHAREHOLDERS.

Sincerely,

WM. L. Lorentzen WL KL

William L. Lorentzen

Karen R. Lorentzen

Karen R. Lorenizen

FROM
KENDALL J. JOHNSON
2903 N. MOOR DR.
ROCKFORD, IL 61109

TO WHOM IT MAY CONCERN:

I, KENDALL J. JOHNSON HAVE HELD 381 SHARES OF MFNF, FOR 2½ YEARS, PLUS. ALSO, I HAVE POWER OF ATTORNEY OF 1,200 SHARES, FOR MARVIN G. FRANZEN IN MFNF. SEE ATTACHED.

AND I, PLAN TO HOLD ALL THESE SECURITIES, THROUGH DATE OF THE STOCKHOLDER MEETING.

ALSO, THE PROXY PROPOSAL TO EXTEND THE EXPIRATION OF THE "A" WARRANTS ONE FULL YEAR, IS TO BE SUBMITTED TO THE STOCKHOLDERS OF THE COMPANY AT THE NEXT REGULARLY SCHEDULED ANNUAL MEETING OF STOCKHOLDERS.

THANK YOU,

Kendall J. Johnson

POWER OF ATTORNEY

FULL TRADING AUTHORIZATION WITH PRIVILEGE TO WITHDRAW MONEY AND/OR SECURITIES

Gentlemen:

The undersigned hereby authorizes Kendall J. Johnson (whose pertinent information and signature appears below) as his agent and attorney in fact to buy, sell (including short sales) and trade in stocks, bonds and any other securities and/or commodities and/or options (including uncovered options) relating to the same on margin or otherwise in accordance with your terms and conditions for the undersigned's account and risk and in the undersigned's name, or number on your books. The undersigned hereby agrees to indemnify and hold you harmless from and to pay you promptly on demand any and all losses arising therefrom or debit balance due thereon.

You are authorized to follow the instructions of Kendall J. Johnson in every respect concerning the undersigned's account with you, and make deliveries of securities and payment of moneys to him or as he may order and direct. In all matters and things aforementioned, as well as in all other things necessary or incidental to the furtherance or conduct of the account of the undersigned, the aforesaid agent and attorney in fact is authorized to act for the undersigned and in the undersigned's behalf in the same manner and with the same force and effect as the undersigned might or could do.

The undersigned hereby ratifies and confirms any and all transactions with you theretofore or hereafter made by the aforesaid agent or for the undersigned's account.

This authorization and indemnity is in addition to (and in no way limits or restricts) any rights which you may have under any other agreement or agreements between the undersigned and your firm.

This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by the undersigned by a written notice addressed to you and delivered to your office at NatCity Investments, but such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation. This authorization and indemnity shall inure to the benefit of your present firm and of any successor firm or firms irrespective of any change or changes at any time in the personnel thereof for any cause whatsoever, and of the assigns of your present firm or any successor firm.

This Power of Attorney shall not terminate in the event of my disability or incapacity.

Yours very truly,

[signature] 4-4-01	Kendall Johnson 4-4-01
Client's Signature / Date	Signature of Person Granted Authority / Date
ZK08 3348-2998	Friend / Co-Worker
Client's Account Number	Relationship to Client
Rockford, IL	Self - Kendall Johnson Realtors
City & State	Employer of Person Granted Authority
62	Owner
Client's Age	Position with Employer
Witness: "OFFICIAL SEAL" NICHOLAS S. NELSON NOTARY PUBLIC, STATE OF ILLINOIS MY COMMISSION EXPIRES 5/30/2004	
	Approval of Officer

State of Illinois
County of Winnebago ss.:

On this 4 day of April ~~19~~ 2001, before me personally appeared ______ (client), to me known and known to me to be the individual described in and who executed the foregoing instrument, and duly acknowledged to me that ______ executed the same.

5/30/04
(Commission expires)

Nicholas S. Nelson
(Notary sign here)

White Copy – Main Office Green Copy – Branch Office Blue Copy – Client

542616 (02/98) 0087

Sterling | Private Client Group | NatCity Investments

PRIVATE INVESTMENT ADVISORS

December 11, 2001

Kendall J. Johnson
(Fax #815/397-1049)
2903 N. Moor Dr.
Rockford, IL 61109

Re: NatCity Brokerage Account, #ZK08 4619-3894

Dear Kendall:

Please accept the following, as per your request for verification as to whether you continuously held at least $2,000.00 in market value of MFN Financial Corp. (MFNF) from 11/26/2000 through 11/26/2001.

As per your December 2000 year end statement (copy enclosed), which shows you held 381 shares of MFNF at a price of $4.50 per share, your MFNF December 2000 year end balance was $1,714.00.

Therefore, for the one year time period stated, 11/26/2000 – 11/26/2001, you did not continuously hold at least $2,000.00 in market value.

Please feel free to contact me if you have any further questions or concerns.

Sincerely,

Julie L. Borg

Julie L. Borg
Registered Sales Assistant
NatCity Investments

NatCity Investments, Inc. | 325 North Milwaukee Avenue, Libertyville, Illinois 60048
TEL 1.800.955.3621 FAX 847.918.4425

NatCity Investments, Inc. is a full-service brokerage firm and is a member of NASD and SIPC.
Sterling and Private Client Group are divisions of National City Bank.

NatCity Investments, Inc. (NatCity) is not a bank. Investments obtained through NatCity are not deposits or other obligations of or guaranteed by NatCity or any bank, are not FDIC insured, and involve investment risks, including the possible loss of the principal amount invested.

73-0003-87 (Rev. 10/00)

KENDALL JOHNSON REALTORS

1717 WESTVIEW DR
ROCKFORD, IL 61109

815-397-1006 FAX# 815-397-1049

Fax Transmittal Form

To: MR. MARK DAPIER

CC:
Phone number: 847-295-8600
Fax number: 847-295 8785

From

815-397-1006 FAX# 815-397-1049

[redacted]
☑ For Review
☐ Please Comment
[redacted]

Date sent: 12/14/2001
Time sent: 1:45PM CDT
Number of pages including cover page: 9 PAGES

Message: FOLLOW-UP ON OUR LAST PHONE CONVERSATION.

MR. DAPIER
REF: LETTER

1)